ISSUER FREE WRITING PROSPECTUS
Dated October 26, 2012
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated January 17, 2012, and supplements thereto are available on the SEC Web site at
http://sec.gov/Archives/edgar/data/1474464/000114420412002612/v245581_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1474464/000114420412038483/v317815_424b3.htm

http://www.sec.gov/Archives/edgar/data/1474464/000114420412043604/v320729_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1474464/000114420412055770/v324850_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by Real Estate Weekly on October 25, 2012. The article included statements made by Adam Schorsch, Vice President of American Realty Capital.

The article was not prepared or reviewed by the Company prior to publication. Real Estate Weekly, the publisher of the article, routinely publishes articles on real estate-related news. Real Estate Weekly is not affiliated with the Company and no payment was made nor was any consideration given to Real Estate Weekly by or on behalf of the Company in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Foreign investors turning Manhattan retail corridors into a tale of two different streets

October 25, 2012

By Al Barbarino

Demand continues to surge in Manhattan’s prime retail corridors, but it may be happening at the expense of those that are less prominent, according to real estate professionals who spoke at the Real Estate Services Alliance (RESA) “Powerhouse Retail Panel” last week (Thursday) at the offices of Eisner Amper.

The strength in retail comes from the 50.9 million annual visitors who visited the city last year (spending $34.5 billion); reenergized development projects; and the allure of its prime corridors, reborn as global demand for New York City real estate booms.

“The overarching theme is that we’re recipients of global capital flows,” which has “changed the valuations and fundamentals in New York,” said Mark Chan, managing member of Linfield Capital, who works with investors primarily from Europe and Asia. Global investors are “looking for hard assets (in Manhattan) that are like a bank account.”

But Chan’s clients, and many other foreign investors, seek those hard assets within the city’s prime retail corridors – like Fifth and Madison Ave.

And whereas those corridors are achieving rates that are in some cases above the peaks set during the glory days of the market, lesser-travelled retail areas – like those along 2nd and 3rd Avenues – are picking up the slack, if not suffering, said Richard Wagman, managing partner and founder of Madison Capital.

A Spring 2012 report from the Real Estate Board of New York showed that overall average asking rents for Manhattan retail space had fallen by 1% since the Spring of 2011.

But rents on Fifth Ave. (49-59 St) were up 22%; rents on Madison Ave. (57-72 St) were up 31%; and rents on Fifth Ave., between 42 and 49 St., were up a staggering 75%, presumably as retailers were priced out of northern – and much more expensive (at an average of $2,750 per foot) – sections of the avenue.

“The market has really concentrated into very specific corridors… to the detriment sometimes of other markets not on the main thoroughfares,” Wagman said.

Moderator James P. Nelson, a partner at Massey Knakal and RESA member (RESA is a group of real estate specialists that assists owner with transactions), asked panelists if current conditions in prime areas are sustainable with landlords demanding upwards of $3,000 per foot.

Generally, occupancy costs (OC compares the cost of rent and other expenses vs. sales income – the lower the number the better) should be somewhere between 10-30%; the 25-30% occupancy costs are acceptable on 5th avenue and other retail hotspots because the profit margins are much wider when considering advertising revenue, Wagman said.

Chan, whose company focuses on New York City, London and Hong Kong, raised more than a few eyebrows and elicited a gasp or two when he called New York City the “cheapest” of the three cities.

“The reason they (global investors) tolerate it is because the rents continue to rise exponentially” in the other cities, especially in Hong Kong, where it isn’t unusual in recent years for rents to increase by 20% per year, Chan said, drawing another gasp or two from the crowd.

Chan is seeing cap rates in New York City around 5%; in London, between 3¾% to 4¼%; and in Hong Kong a mere 1% to 2%, though he did note that New York’s tax structure is comparatively daunting.

Opportunities do of course exist beyond the prime retail areas. Ed Hogan, director of leasing at Brookfield Properties, which is in the midst of the $250 million redevelopment of Downtown’s World Financial Center, said that “any retailer you can think of has toured Downtown Manhattan.”

“It’s a very exciting time to be Downtown… all the factors are coming together,” he added, looking back 10 years to call the change in fundamentals one of “night and day.”

About 18 months ago, Wagman and Hogan had a conversation during which Hogan spoke of bringing luxury retail to the World Financial Center.

“I thought it was a bit of a reach,” Wagman said, “but 18 months later it’s right on the mark.”

Some opportunities lie off the beaten (or expensive and luxurious) path, said Adam Schorsch, vice president at American Realty Capital, a company that focuses on publicly registered, non-traded REITS, raising enough capital to ultimately bring them to an exchange.

The firm’s recent acquisitions include properties in or near the Clinton Hill and Midwood sections of Brooklyn.

“It’s mainly distressed sellers… the property in great shape but the seller is behind on payments,” he said, adding that his firm has its eyes on Long Island City, Queens, SoHo and The Bowery, where what he referred to as “underutilized space” exists.

While clearly beneficial to niche investors, it is not clear if and when such strategies will even the retail playing field in Manhattan.